VANC Pharmaceuticals Launches New OTC
Laxative Product Sennace

February 27, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets announces the launch of a new OTC laxative to the market place. Sennace represents another in a series of OTC products launched and to be launched by VANC.

“We are very excited about our new laxative offering”, stated Bob Rai, Interim CEO.  Introduction of this gastroenterology product is another example of our strategic focus to expand high margin OTC products into various therapeutic areas.  VANC is committed to bringing innovative value added products to Canadian pharmacies, patients and consumers.”

Sennace is a natural health product (NPN # 80061813) and 100% vegetable sourced laxative, available as tablet containing 8.6 mg of sennosides. Sennace is now available through a national distributor for sale. VANC will be seeking to receive provincial health care coverage across Canada. Currently it is listed in BC and QC provincial formularies and under review by the remaining provinces. VANC’s national sales team are now actively detailing the product in the market place and as well to leading chain store pharmacies. The estimated Canadian market size of sennosides is approximately $5 million per year. (source: IMS Health 2015).

“Sennace is a “Made in Canada” product in a small tablet format designed for ease of use so as to increase user compliance and drive improved patient outcomes”, commented Naresh Thumati, Senior Manager Quality and Regulatory Affairs.  “We strive to bring products to market that are of exceptional quality and improve patient experience”, concluded Mr. Thumati.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and Interim CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.